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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 11)*

                               JO-ANN STORES, INC.
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                                (Name of Issuer)

                       Class A Common Shares, No Par Value
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                         (Title of Class of Securities)

                                    47758P109
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                                 (CUSIP Number)

                                  March 1, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))


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CUSIP NO. 47758P109                                          Page 2 of 4 Pages

1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

                     Alma Zimmerman
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2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
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3                    SEC USE ONLY

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4                    CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
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                     5            SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                659,747
 BY EACH REPORTING   -----------------------------------------------------------
    PERSON WITH      6            SHARED VOTING POWER

                                  0
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                     7            SOLE DISPOSITIVE POWER

                                  659,747
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                     8            SHARED DISPOSITIVE POWER

                                  0
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9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     659,747
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10                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES
                                                                         [ ]
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11                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     6.44%
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12                   TYPE OF REPORTING PERSON

                     IN
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CUSIP NO. 47758P109                                          Page 3 of 4 Pages

Item 1(a)         NAME OF ISSUER:  Jo-Ann Stores, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5555 Darrow Road
                  Hudson, Ohio 44236

Item 2(a)         NAME OF PERSON FILING:  Alma Zimmerman

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  5555 Darrow Road
                  Hudson, Ohio 44236

Item 2(c)         CITIZENSHIP:  U.S.A.

Item 2(d)         TITLE OF CLASS OF SECURITIES:  Class A Common Shares, No
                  Par Value

Item 2(e)         CUSIP NUMBER:  47758P109

Item 3            Not applicable.

Item 4            OWNERSHIP:

                  (a)   Amount beneficially owned:  659,747

                  (b)   Percent of class:  6.44%

                  (c)   Number of shares to which such person has:

                        (i) Sole power to vote or direct the vote: 659,747. Includes 438,966 shares held by Mrs. Zimmerman as Trustee, over which Mrs. Zimmerman has sole voting and dispositive power, 3,928 shares attributable to Mrs. Zimmerman under the Company's 401(k) Savings Plan, and 213 shares held through the Company's PAYSOP fund.

                        (ii)  Shared power to vote or direct the vote: None.

                        (iii) Sole power to dispose or to direct the disposition
                              of: 659,747. Includes 438,966 shares held by Mrs. Zimmerman as Trustee, over which Mrs. Zimmerman has sole voting and dispositive power, 3,928 shares attributable to Mrs. Zimmerman under the Company's 401(k) Savings Plan, and 213 shares held through the Company's PAYSOP fund.

                        (iv) Shared power to dispose or to direct the disposition of: None.

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CUSIP NO. 47758P109                                          Page 4 of 4 Pages

                  As of March 1, 2003, the Company had 10,247,144 Class A Common Shares outstanding. Accordingly, as of the date of this Schedule, Mrs. Zimmerman is deemed to beneficially own 6.44% of the outstanding Class A Common Shares of the Company.

Item 5            OWNERSHIP OF 5% OR LESS OF CLASS:  Not applicable.

Item 6            OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
                  Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  Not applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP: Not applicable.

Item 10           CERTIFICATIONS:  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2003                      /s/ Alma Zimmerman
                                           -----------------------------------
                                           Alma Zimmerman